UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Colonia Cuauhtémoc, Alcaldía Cuauhtémoc

06500, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Issuance of notes under New York law by Vista Energy Argentina S.A.U., the Company’s main subsidiary

Mexico City, México, April 1, 2026—Vista Energy, S.A.B. de C.V. (the “Company” or “Vista”) (BMV: VISTA, NYSE: VIST) announces to investors that it has completed the pricing of U.S.$500,000,000 in aggregate principal amount of 7.875% senior notes due 2038 (the “Notes”), which will be governed by New York law. The Notes will be issued by Vista Energy Argentina S.A.U. (“Vista Argentina”), the Company’s main subsidiary. The offering is expected to close on April 8, 2026.

The offering was conducted in the United States and other foreign jurisdictions pursuant to Rule 144A (“Rule 144A”) and Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (“Securities Act”), under the global program for the issuance of simple non-convertible debt securities (obligaciones negociables simples no convertibles en acciones) approved by the Shareholders’ Meetings of Vista Argentina held on May 7, 2019, May 7, 2024, October 29, 2024 and February 2, 2026. The Notes will have an average weighted life of eleven years. Principal installments will be made on the tenth, eleventh and twelfth anniversaries of the issuance.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities in the United States or any other state or jurisdiction, and there shall not be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

THIS ANNOUNCEMENT RELATES TO AN OFFERING OF SECURITIES THAT HAVE NOT AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT, ANY U.S. STATE SECURITIES LAWS OR THE LAWS OF ANY JURISDICTION AND WILL BE OFFERED AND SOLD TO QUALIFIED INSTITUTIONAL BUYERS PURSUANT TO RULE 144A, AND IN COMPLIANCE WITH REGULATION S OUTSIDE THE UNITED STATES (EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT). THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE U.S. OR TO U.S. PERSONS ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS INFORMATION IS FOR YOUR INTERNAL USE AND MAY NOT BE FORWARDED OR REDISTRIBUTED TO ANY OTHER PERSONS.

This announcement has been prepared on the basis that any offer of securities in the United Kingdom will be made pursuant to an exemption under the Financial Services and Markets Act 2000 and Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) from the requirement to publish a prospectus for offers of securities.

Any Notes to which this announcement relates are not intended to be offered, sold, or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MIFID II”); or (ii) a customer within the meaning of Directive 2016/97/EU, where the customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MIFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA, has been prepared and therefore the offering or selling of the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

In the United Kingdom, the information in this announcement is directed only at (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) high net worth entities falling within Article 49 of the Order; and (iii) other persons to whom it may otherwise lawfully be communicated under the Order (all such persons together referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity to which this announcement relates is reserved for relevant persons only and may only be engaged in by relevant persons. Any investment or investment activity to which this announcement relates is available only in the United Kingdom to relevant persons and will be engaged in only with such persons.

Any Notes to which this announcement relates are not intended to be offered, sold, or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is neither: (i) a professional client, as defined in point (8) of Article 2(1) of the EUWA; nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024. Consequently no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

THE PUBLIC OFFERING IN ARGENTINA OF THE SECURITIES DESCRIBED IN THIS ANNOUNCEMENT IS INCLUDED IN THE AUTHORIZATION THAT THE ARGENTINE NATIONAL SECURITIES COMMISSION (CNV) GRANTED TO VISTA ENERGY ARGENTINA S.A.U. TO ISSUE NOTES PURSUANT TO ITS U.S.$4,000,000,000 GLOBAL PROGRAM FOR THE ISSUANCE OF SIMPLE NON-CONVERTIBLE DEBT SECURITIES (OBLIGACIONES NEGOCIABLES SIMPLES NO CONVERTIBLES EN ACCIONES) APPROVED BY THE CNV. THIS ANNOUNCEMENT HAS NOT BEEN PREVIOUSLY REVIEWED OR APPROVED BY THE CNV.

Forward Looking Statements

Any statements contained herein regarding the Company or any of its subsidiaries that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Vista undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the SEC on Form 20-F and other applicable filings with the SEC and Vista’s latest annual report available on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.) website: www.bmv.com.mx, the Mexican National Banking and Securities Commission’s (Comisión Nacional Bancaria y de Valores) website: www.gob.mx/cnbv and our website: www.vistaenergy.com

Enquiries:

Investor Relations:

ir@vistaenergy.com

Mexico: + 52 55 1555 7104

Argentina: +54 11 3754 8500

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2026

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer